UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 7, 2023
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Credit Suisse AG
(Registrant's Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the

registrants file or will file annual reports under

cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the presentation

materials related to the Third Quarter

2023 Results of UBS
Group AG, which appear immediately

following this page.

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrants

have duly
caused this report to be signed on their behalf

by the undersigned, thereunto duly

authorized.
UBS Group AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
UBS AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
Credit Suisse AG
By: /s/

Ulrich Körner

_
Name:

Ulrich Körner
Title:

Chief Executive Officer
By: /s/

Simon Grimwood

_
Name:

Simon Grimwood
Title:

Chief Financial Officer
Date:

November 7, 2023

UBS

Third quarter 2023

Financial results

7 November 2023

Important information

Forward Looking Statements: This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the Risk Factors filed on Form 6-K with the 2Q23 UBS Group AG report on 31 August 2023. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the third quarter of 2023 for a list of all measures UBS uses that may qualify as APMs. Underlying results are non-GAAP financial measures as defined by SEC regulations and as APMs in Switzerland and the EU. "Estimated underlying" combined results for 2Q23 are intended to reflect estimated underlying performance of UBS Group as if Credit Suisse were part of UBS for the entire second quarter. Refer to slide 25 for details on underlying performance for 3Q23, and slide 29 for details on estimated underlying performance for 2Q23.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, Credit Suisse AG, Credit Suisse (Schweiz) AG or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 3Q23 report for more information.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Sustainability-focus and impact" refers to sustainability-focus and impact investing; sustainability focus refers to strategies that have sustainability as an explicit part of the investment guidelines, universe, selection, and/or investment process that drive the strategy; impact investing refers to strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes. "PPA" refers to purchase price allocation adjustments made in accordance with IFRS 3, *Business Combinations*, to bring the assets acquired and liabilities assumed to fair value, from the acquisition of the Credit Suisse Group.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

UBS

Agenda

Key achievements

Sergio P. Ermotti, Group CEO

Financial performance

Todd Tuckner, Group CFO

Q&A

3Q23 key achievements

Delivered underlying profitability with continued strong flows

Stayed close to clients as we helped them navigate challenging markets

Executed on our integration at pace while planning for the next milestones

Reinforced our balance sheet for all seasons

Strong progress amid challenging market conditions

Underlying profit / (loss) before tax

USD bn



Underlying revenues +6% QoQ
Underlying operating expenses (5%) QoQ
0.8
1.1
0.7
0.9
0.1
0.2
(0.1)
(0.1)
(1.4)
(1.0)
(0.7)
(0.2)
(0.6)
0.8
Global Wealth Management
Personal & Corporate Banking
Asset Management
Investment Bank
Non-core and Legacy
Group Items
Total
2Q23 estimated[1]
3Q23

3Q23

14.4% CET1 capital ratio	844m Underlying PBT
195bn Total loss-absorbing capacity	89.3% Underlying cost / income ratio

Underlying results exclude items not representative of underlying performance; refer to slide 25 for details **1** Estimated for three months combined, refer to slide 29 for details

Delivering on integration priorities

1

Franchise stabilization and client win-back

+22bn

Net new money, GWM

+33bn

Net new deposits, GWM & P&C

2

Funding cost efficiencies

~450m

Gross funding cost efficiencies delivered in 3Q

+7.5bn

Combined TLAC and OpCo issuances

3

Balance sheet optimization

(52bn)

LRD reduced in NCL QoQ

(6bn)

RWA reduced in NCL QoQ

4

Cost base right-sizing

~3bn

Annualized exit rate gross cost saves already delivered in 9M23

2bn

Integration-related expenses incurred

Client trust and confidence demonstrated by strong flows in GWM and P&C


Wealth management
Net new money/ net new assets, USD bn[1]
13
(7)
9
(95)
28
(51)
16
(30)
18
3
3Q22
4Q22
1Q23
2Q23
3Q23
UBS GWM net new money
Credit Suisse WM net new assets/ net new money[2]
Wealth management
Net new deposits, USD bn[1]
(7)
(5)
3
(83)
(19)
(32)
5
14
8
17
3Q22
4Q22
1Q23
2Q23
3Q23
UBS GWM net new deposits
Credit Suisse WM net new deposits
Swiss businesses
Net new deposits, CHF bn
2
(3)
5
(27)
(2)
(29)
(0)
4
3
4
3Q22
4Q22
1Q23
2Q23
3Q23
UBS P&C net new deposits
Credit Suisse SB net new deposits

UBS

1 UBS and Credit Suisse 3Q23 net new money and net new deposits in Wealth Management adjusted to exclude internal transfers; 2 Credit Suisse includes net new assets from 3Q22 to 2Q23 and net new money per UBS's current definition for 3Q23

Accelerating the rundown of Non-core and Legacy assets

Finalized perimeter with further active unwinds

Credit and market risk RWA[1]

bn



>80% driven by active unwind
(19bn)
(6bn)
66
54
47
1Q23 pro forma[2]
2Q23
3Q23

Reflects revised allocation methodology

Rundown based on natural run-off profile

RWA

bn

Natural run-off profile to be accelerated with active unwinds when economically accretive



77
30
47
3Q23 actual
75
51
30
45
YE23
63
41
25
38
YE24
51
34
17
34
YE25
39
28
14
25
YE26
Projected operational risk RWA[3]
Natural run-off profile for credit and market risk RWA as of 30.6.23[1,4]
Natural run-off profile for credit and market risk RWA as of 30.9.23[1,4]

1 Also including non-counterparty-related risk RWA; 2 Based on US GAAP; 3 Refer to the "Recent Developments" section of our 3Q23 report for details; 4 Reflects contractual maturities and excludes actions to actively hedge the portfolio

Integration planning and execution well underway

Select 3Q achievements

- ✓ Commenced onboarding of CS employees and flows onto UBS systems and platforms
- ✓ Rolled out operating model for Switzerland
- ✓ Aligned WM 'House Views' and consolidated IB research
- ✓ Fully aligned risk and organizational frameworks
- ✓ Consolidated BD reporting and planning processes

4Q23 key priorities

- Legal entity consolidation planning
- Client migration preparation
- Detailed data migration and technology wind-down roadmap
- Delivery of combined 3-year strategic plan

2024 milestones

1. Execute legal mergers of significant subsidiaries
2. First waves of client migrations for core businesses

Enabling value-creation

Decommissioning tech and infrastructure	Optimizing liquidity, funding and capital
Preparing for legal structure integration	Improving client experience

Working towards ~15% RoCET1

Underlying return on CET1 capital
Illustrative


~15%
Franchise stabilization and client win-back
Funding cost efficiencies
Balance sheet optimization
Cost base right-sizing
2026 exit rate

~15%
underlying RoCET1 2026 exit rate

~14%
CET1 capital ratio over medium-term

>10bn
gross cost saves by end-2026 vs. FY22

<70%
underlying cost/income ratio, 2026 exit rate

Capital returns

Committed to existing progressive dividend policy with excess capital returned via share repurchases

Financial performance

Todd Tuckner, Group CFO

Update on new group structure and reporting changes

Divisional structure as of 3Q23

Global Wealth Management	Personal & Corporate Banking
Asset Management	Investment Bank
Non-core and Legacy	Group Items

Reporting changes

3Q23

Introduction of underlying reporting definition

4Q23

Introduction of GWM NNM plus dividends and interest as well as GWM NNFGA including Credit Suisse WM

1Q24

Allocate all balance sheet and P&L items retained centrally in Group Items, with limited exceptions

UBS

3Q23 underlying PBT of 0.8bn, higher revenues and lower costs QoQ

Profits

bn



+1.4
Estimated for three months combined, refer to slide 29 for details
2Q23 included 548m day-1 ECL recognition on acquired loan book
(0.6)
0.6
0.4
0.5
0.8
1.0
(2.1)
(0.3)
(0.5)
(0.8)
2Q23 estimated underlying PBT
Underlying revenues
Credit loss expense/ release
Underlying operating expenses
3Q23 underlying PBT
Pull to par and other PPA effects
Integration-related and other expenses[1]
3Q23 reported PBT
Tax expense[2]
3Q23 net profit

3Q23

(255m) PBT

(785m) Net profit

(4.0%) RoCET1

1.1% RoCET1 underlying

UBS

1 Also includes acquisition-related costs of 26m and amortization from newly recognized intangibles resulting from the Credit Suisse acquisition of 28m; 2 Also includes net profit attributable to non-controlling interests of 4m

3Q23 underlying total revenues 10.7bn, up 6% QoQ

Total revenues

bn



+6%
10.1
(0.0)
0.1
0.0
(0.2)
0.2
0.6
10.7
1.0
11.7
2Q23 estimated underlying
GWM
P&C
AM
IB
NCL
Group Items
3Q23 underlying
Pull to par and other PPA effects
3Q23 reported

~450m

QoQ benefit in Group Items from fully repaying PLB and ELA+ in August, ~100m residual cost in 3Q

958m

Pull to par and other PPA effects not reflected in underlying in 3Q

~650m

Pull to par and other PPA effects expected in 4Q

UBS

PPA pull to par overview and revenue recognition

Accretion of PPA adjustments on financial instruments

USD bn	Opening balance as of 12.6.23 (close)	Recognized: June	Recognized: 3Q23	Remaining balance to be recognized
GWM	~1.5	(0.1)	(0.2)	~1.2
P&C	~4.8	(0.2)	(0.4)	~4.3
IB	~2.1[2]	(0.1)	(0.3)	~1.8
Group Items	~0.9	0.0	0.1	~1.0
Total[1]	~9.3[3]	(0.3)	(0.8)	~8.2

(0.6bn) from standard accretion and
(0.2bn) from early unwinds

Additional PPA related benefits

USD bn	NII expected to be recognized as of 12.6.23 (close)	Recognized: June	Recognized: 3Q23	Remaining NII expected to be recognized
Elimination of CS's prior cash flow hedge	~1.2	(0.1)	(0.2)	~0.9

~0.6bn in GWM and
~0.3bn in P&C

UBS

1 Excluding Non-core and Legacy, which is not excluded from underlying as the majority of Non-core and Legacy's assets are held at fair value; 2 Opening balance adjusted for Non-core and Legacy perimeter finalization in 3Q23; 3 Excluding ~3.1bn related to assets in Non-core and Legacy, a majority of which have been reclassified to fair value

3Q23 underlying operating expenses 9.6bn, down 5% QoQ

Operating expenses

bn



(5%)
10.0
(0.2)
0.0
(0.0)
(0.1)
(0.1)
(0.0)
9.6
2.1
11.6
2Q23 estimated underlying
GWM
P&C
AM
IB
NCL
Group Items
3Q23 underlying
Integration-related and other expenses[1]
3Q23 reported

13k

Headcount reduction vs. Dec-22 pro forma[2]

>1bn

Integration-related expenses expected in 4Q

1 Also includes acquisition-related costs 26m and amortization from newly recognized intangibles resulting from the Credit Suisse acquisition of 28m; 2 Includes contractors, outsourced employees and consultants

Maintaining strong capital and liquidity, and diversifying sources of funding

3Q23 achievements

- Issued 4.5bn of TLAC and 3bn of benchmark OpCo, with strong investor demand
- Deposit inflows totaling 33bn in GWM and P&C combined
- Maintained prudent level of liquidity ahead of implementation of revised liquidity ordinance[1]
- Increased the Group's overall deposit coverage ratio to 117%[2]

Capital and leverage ratios

3Q23

14.4%
CET1 capital ratio
Guidance ~14%

4.9%
CET1 leverage ratio
Guidance >4.0%

195bn
TLAC

Liquidity

3Q23

197%
LCR[3]

368bn
HQLA[3]

121%
NSFR[4]

UBS 1 Liquidity requirements arising from the revisions to the Swiss Liquidity Ordinance to become effective on 1.1.24; 2 Customer deposits / Loans and advances to customers; 3 Average 3Q23; 4 As of 30.9.23

Global Wealth Management

USD m, except where indicated	3Q23 underlying	3Q23 reported
Total revenues	5,492	5,810
Net interest income	1,648	1,946
Recurring net fee income	2,886	2,886
Transaction-based income	939	959
Other income	19	19
Credit loss expense / (release)	2	2
Operating expenses	4,370	4,801
Profit before tax	1,119	1,007
Cost/ income ratio	80%	83%
Invested assets, bn	3,617	3,617
Deposits, bn	440	440
Loans, bn	283	283

3Q23 underlying vs 2Q23 estimated underlying



USD bn
Total revenues
5.5
5.5
CLE
0.2
0.0
Operating expenses
4.6
4.4
Profit before tax
0.8
1.1
2Q23
3Q23

Total revenues 5,492m, broadly stable on higher recurring net fee income, offset by lower NII

Credit loss expense 2m

Operating expenses 4,370m, down ~0.2bn

Net new money +21.5bn, positive across all regions

Net new fee generating assets +21.3bn excluding Credit Suisse[1], positive in all regions

Net new deposits +24.9bn driven by inflows into fixed-term and savings products

Loans (3%) with deleveraging in all regions

1 From 4Q23, net new fee generating assets to be disclosed including Credit Suisse Wealth Management

Personal & Corporate Banking (CHF)

CHF m, except where indicated	3Q23 underlying	3Q23 reported
Total revenues	2,159	2,556
Net interest income	1,189	1,550
Recurring net fee income	431	431
Transaction-based income	507	543
Other income	31	31
Credit loss expense / (release)	154	154
Operating expenses	1,232	1,405
Profit before tax	773	997
Cost/ income ratio	57%	55%
Deposits, bn	269	269
Loans, bn	288	288

3Q23 underlying vs 2Q23 estimated underlying



CHF bn
Total revenues
2.1
2.2
CLE
0.2
0.2
Operating expenses
1.2
1.2
Profit before tax
0.7
0.8
2Q23
3Q23

Revenues 2,159m, up slightly as lower NII was offset by higher non-NII revenue

CLE 154m, almost exclusively from CS Swiss Bank impaired loan losses and stage 2 losses

Operating expenses 1,232m, broadly stable

Cost/ income 57%

Deposits +3% QoQ driven by growth with corporate clients

Loans (1%)

UBS

Asset Management

USD m, except where indicated	3Q23 underlying	3Q23 reported
Total revenues	755	755
Net management fees	737	737
Performance fees	18	18
Credit loss expense / (release)	0	0
Operating expenses	599	724
Profit before tax	156	31
Cost / income ratio	79%	96%
Invested assets, bn	1,559	1,559
Net new money, bn	(1)	(1)

3Q23 underlying vs 2Q23 estimated underlying

USD bn



Total revenues
0.7
0.8
Operating expenses
0.6
0.6
Profit before tax
0.1
0.2
2Q23
3Q23

Total revenues 755m, up slightly QoQ driven by higher net management and performance fees

Operating expenses 599m, down slightly QoQ driven by lower personnel expenses

Invested assets 1,559bn, (3%) QoQ reflecting negative market performance and FX

NNM (1.5bn), (8.3bn) excluding money market flows and associates

UBS

Investment Bank

USD m, except where indicated	3Q23 underlying	3Q23 reported	3Q22 reported
Total revenues	1,900	2,151	2,032
Global Banking	447	698	329
Advisory	191	191	136
Capital Markets	256	507	193
Global Markets	1,452	1,452	1,702
Execution Services	379	379	376
Derivatives & Solutions	605	605	866
Financing	468	468	460
Credit loss expense / (release)	4	4	4
Operating expenses	2,012	2,377	1,581
Profit before tax	(116)	(230)	447
Cost/ income ratio	106%	111%	78%

3Q23 underlying vs 3Q22



USD bn
Total revenues
(6%)
2.0
1.9
Operating expenses
+27%
1.6
2.0
Profit before tax
n/m
0.4
(0.1)
3Q22
3Q23

Global Banking revenues +36% YoY

- Advisory +40% YoY mainly due to higher M&A revenues
- Capital Markets +33% YoY, on higher LCM revenues

Global Markets revenues (15%) YoY

- Execution Services +1% YoY
- Derivatives & Solutions (30%) YoY mostly driven by FX, Rates and Equity Derivatives
- Financing +2% YoY, on higher client balances

Of which:

- Equities 1,080m, (3%) YoY
- FRC 373m, (37%) YoY

RWA 23% of Group ex-NCL, includes 12bn retained from Credit Suisse IB[1]

1 Relative to pro forma figures provided in the 2Q23 results presentation, retained positions in core Investment Bank reflect an incremental 2bn of RWA primarily related to corporate lending positions

Non-core and Legacy

USD m, except where indicated	3Q23 underlying	3Q23 reported
Total revenues	350	350
Credit loss expense / (release)	125	125
Operating expenses	1,238	2,156
Profit before tax	(1,014)	(1,932)
RWA (incl. operational risk) (bn)	77	77
LRD (bn)	156	156



USD bn
RWA
84
(6)
77
LRD
209
(52)
156
2Q23
3Q23
Operating expenses
1.2
3Q23 underlying

PBT (1,932m), (1,014m) underlying which excludes integration-related expenses

Total revenues 350m, driven by gains from early unwinds, partly offset by funding costs

Operating expenses 2,156m, with 918m of integration-related expenses largely related to real estate impairments, onerous contract charges and personnel costs

Underlying expenses of 1,238m

RWA and LRD (6bn) and (52bn) respectively QoQ

UBS

On track to deliver our integration goals

Delivered underlying profitability with continued strong flows

Stayed close to clients as we helped them navigate challenging markets

Executed on our integration at pace while planning for the next milestones

Reinforced our balance sheet for all seasons

Appendix

UBS Group results

USD m, except where indicated	3Q23	2Q23	1Q23	4Q22	3Q22
Total revenues	11,695	9,540	8,744	8,029	8,236
Negative goodwill		28,925			
Credit loss expense / (release)	306	623	38	7	(3)
Operating expenses	11,644	8,486	7,210	6,085	5,916
Operating profit / (loss) before tax	(255)	29,356	1,495	1,937	2,323
Tax expense / (benefit)	526	361	459	280	580
of which: current tax expense	643	368	487	349	368
Net profit / (loss) attributable to shareholders	(785)	28,992	1,029	1,653	1,733
Diluted EPS (USD)	(0.24)	9.02	0.32	0.50	0.52
Effective tax rate	nm[1]	1.2%	30.7%	14.5%	25.0%
Return on CET1 capital	(4.0%)	185.8%	9.1%	14.7%	15.5%
Return on tangible equity	(4.0%)	178.4%	8.1%	13.2%	13.9%
Cost / income ratio	99.6%	88.9%	82.5%	75.8%	71.8%
Total book value per share (USD)	26.24	26.99	18.59	18.30	17.52
Tangible book value per share (USD)	23.94	24.64	16.54	16.28	15.57

UBS

1 The effective tax rate for the third quarter of 2023 is not a meaningful measure, due to the distortive effect of current unbenefited tax losses at the former Credit Suisse entities

UBS Group 3Q23 underlying results

USD m, except where indicated	UBS Group AG	GWM	P&C	AM	IB	NCL	Group Items
Operating profit/ (loss) before tax as reported	(255)	1,007	1,124	31	(230)	(1,932)	(255)
o/w: Pull to par and other PPA effects	958	318	446		251		(57)
o/w: Integration-related expenses	(2,003)	(431)	(166)	(125)	(365)	(918)	2
o/w: Acquisition-related costs	(26)						(26)
o/w: Amortization from newly recognized intangibles resulting from the Credit Suisse acquisition	(28)		(28)				
Operating profit/ (loss) before tax (underlying)	844	1,119	872	156	(116)	(1,014)	(174)
Underlying							
RoCET1	1.1%						
RoTE	1.1%						
Cost/ income ratio	89.3%						

UBS

CET1 capital and RWA walk

CET1 capital
bn



(2%)
80.3
(0.3)
(0.6)
(0.8)
78.6
2Q23
PBT
Current tax expense
Other[1]
3Q23

Risk weighted assets
bn



(2%)
556.6
(4.9)
(0.1)
0.4
0.0
(5.5)
546.5
Expect regulatory-driven updates to credit and counterparty credit risk models will result in an RWA increase of ~2bn in 4Q23
2Q23
Credit and counterparty credit risk
Non-counterparty-related risk
Market risk
Operational risk
Currency effects
3Q23

1 Includes negative foreign currency translation effects of 0.6bn before tax, negative 0.5bn from dividend accruals for the current year, negative 0.3bn from amortization of transitional CET1 PPA adjustments (net of tax) and movements related to other items

Capital and leverage ratios



Total TLAC
195bn
103bn
HoldCo
Total T1 capital
92bn
13bn
AT1
79bn
CET1
3Q23
35.7%
18.9%
16.8%
2.4%
CET1 capital ratio guidance: ~14%
14.4%
CET1: 10.6%
Going concern: 14.9%
TLAC: 25.6%
3Q23
Requirements
RWA 546bn
12.1%
6.4%
5.7%
0.8%
CET1 leverage ratio guidance: >4.0%
4.9%
CET1: 3.5%
Going concern: 5.0%
TLAC: 8.8%
3Q23
Requirements
LRD 1,616bn

UBS

Finalized Non-core and Legacy perimeter as of 30.9.23

RWA versus 2Q23 pro forma

bn


(6bn)
55
(1)
54
30
84
30
54
77
30
47
2Q23 pro forma
Scope changes[1]
2Q23 finalized perimeter excl. op risk
Operational risk RWA
2Q23 total RWA
3Q23

LRD versus 2Q23 pro forma

bn


o/w (12bn) related to change in accounting classification of loan commitments[2]
(52bn)
224
(15)
209
156
2Q23 pro forma
Scope changes[1]
2Q23 finalized perimeter
3Q23

RWA and LRD by instrument and risk type

bn


Equities
Macro
Loans
Securitized products
Credit
Other
Operational risk RWA / HQLA
77
4
8
15
14
3
3
30
3Q23 RWA
156
18
30
17
29
4
5
53
3Q23 LRD
Credit risk
Non-counterparty-related risk
Market risk
Operational risk
77
39
3
6
30
3Q23 RWA

UBS

1 Relative to pro forma provided in the 2Q23 results presentation, the 2Q23 finalized perimeter includes additional assets transferred from Credit Suisse Wealth Management and Swiss Bank, offset by additional assets retained by core UBS Investment Bank (2bn of additional RWA) and other factors, including lower allocation of HQLA; 2 Refer to the "Capital management" section of the 3Q23 report for more information

Reconciliation of estimated underlying combined results for 2Q23

USD bn	Revenues	Credit loss expense / (release)	Operating expenses	Profit before tax
UBS sub-group[1] (IFRS)	8.4	0.0	6.8	1.5
Credit Suisse sub-group (US GAAP)[2,3]	(0.7)	0.1	9.2	(10.0)
UBS sub-group exclusions from underlying results[4]			(0.5)	0.5
Credit Suisse sub-group exclusions[3,5]	2.5		(5.2)	7.7
Illustrative underlying combined results as per 2Q23 results presentation	10.3	0.2	10.4	(0.3)
June 2023 US GAAP to IFRS conversion as reported[6]	0.4	0.6	(0.2)	(0.0)
Exclusion of June 2023 pull to par and other PPA effects[7]	(0.4)			(0.4)
Estimated April and May 2023 commission expense reclassification[3,8]	(0.2)		(0.2)	0.0
2Q23 credit loss expense restatement[9]		(0.1)		0.1
2Q23 estimated underlying combined	10.1	0.7	10.0	(0.6)

1 UBS Group AG and consolidated subsidiaries, excluding Credit Suisse sub-group for post-acquisition period; 2 Credit Suisse AG and its consolidated subsidiaries for the full second quarter of 2023, also including Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; 3 CHF converted to USD using 2Q23 average USD/CHF rates of 0.90; 4 Excludes integration-related expenses of USD 350m and acquisition costs of USD 106m recorded in UBS Group, excluding the Credit Suisse subgroup for the post-acquisition period. Refer to Group Performance in the UBS Group AG financial report for the second quarter of 2023 for additional information; 5 Excludes fair value losses of CHF 2,204m, losses on business sales of CHF 4m, loss on equity investment in SIX Group AG of CHF 32m, write-down of intangible assets of CHF 38m, goodwill impairment of CHF 1,051m, restructuring expenses of CHF 123m, litigation provisions of CHF 1,491m, impairments on internally developed software of CHF 1,836m, acquisition-related compensation expenses of CHF 240m, cancellation of contingent capital awards gain of CHF 408m, expenses related to real estate disposals of CHF 35m, expenses related to Archegos of CHF 7m, integration costs of CHF 286m and other acquisition-related adjustments of CHF 13m; 6 Refer to Note 3 of the financial statements in the UBS Group AG financial report for the second quarter of 2023; 7 Refer to Group Performance in the UBS Group AG financial report for the third quarter of 2023 for additional detail. Accretion of PPA adjustments on financial instruments in NCL is not excluded from underlying results as the majority of NCL's assets are held at fair value, reflecting our intention to actively wind down the portfolio; 8 Estimated impact from reclassifying commission expense from operating expenses to negative revenues for the Credit Suisse sub-group for April and May 2023; 9 Related to the reclassification of certain NCL positions to fair value through P&L in 3Q23; refer to Note 2 of the financial statements in the UBS Group AG financial report for the second quarter of 2023.

Cautionary statement regarding forward-looking statements

Cautionary Statement Regarding Forward-Looking Statements | This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In particular, recent terrorist activity and escalating armed conflict in the middle east, as well as the continuing Russia–Ukraine war, may have significant impacts on global markets, exacerbate global inflationary pressures, and slow global growth. In addition, the ongoing conflicts may continue to cause significant population displacement, and lead to shortages of vital commodities, including energy shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including, with respect to the Russia-Ukraine war, coordinated successive sets of sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to whether the ongoing conflicts will widen and intensify, may continue to have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. UBS's acquisition of Credit Suisse has materially changed our outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to take between three and five years and presents significant risks, including the risks that UBS Group AG may be unable to achieve the cost reductions and other benefits contemplated by the transaction. This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined bank; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including as a result of the acquisition of Credit Suisse; (iii) increased inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, deterioration or slow recovery in residential and commercial real estate markets, the effects of economic conditions, including increasing inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity, including the COVID-19 pandemic and the measures taken to manage it, which have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains and labor market displacements; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC), in particular in light of the acquisition of Credit Suisse; (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements and any additional requirements due to its acquisition of Credit Suisse, or other developments; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, including as a result of its acquisition of Credit Suisse, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS's policies and practices; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from both nation states and non-nation-state actors targeting financial institutions; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict (e.g., the Russia–Ukraine war), pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups and their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities currently existing in the Credit Suisse Group, the level of resulting impairments and write-downs, the effect of the consummation of the integration on the operational results, share price and credit rating of UBS – delays, difficulties, or failure in closing the transaction may cause market disruption and challenges for UBS to maintain business, contractual and operational relationships; and (xxv) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the Annual Report on Form 20-F for the year ended 31 December 2022. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS